UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               PIPELINE DATA INC.
                               ------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
                                   -----------
                                 (CUSIP Number)

                             Leslie J. Croland, Esq.
                        Edwards Angell Palmer & Dodge LLP
                       350 East Las Olas Blvd., Suite 1150
                          Ft. Lauderdale, Florida 33301
                                 (954) 727-2600
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 5, 2006
                                ----------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 724059-10-0

(1)      NAME OF REPORTING PERSON

         David Danzig
--------------------------------------------------------------------------------
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         N/A
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) |_|
                  (b) |_|
--------------------------------------------------------------------------------
(3)       SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

         NUMBER OF         (7)      SOLE VOTING POWER
         SHARES                     4,699,029
         BENEFICIALLY      --------------------------------------------------
         OWNED BY          (8)      SHARED VOTING POWER
         EACH                       0
         REPORTING         -----------------------------------------------------
         PERSON            (9)      SOLE DISPOSITIVE POWER
         WITH                       4,699,029
                           -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,699,029
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.02%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         IN

CUSIP NO. 724059-10-0

      This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule") filed on December 30, 2005 by David Danzig and Amendment No. 1 to the Schedule filed on October 31, 2006.

Item 4. Purpose of Transaction.

      On December 5, 2006, the third amendment (the "Amendment") to the Agreement and Plan of Merger (the "Merger Agreement") among Pipeline Data Inc. ("Pipeline"), Charge.com Acquisition, Inc., Charge.com, Inc., David Danzig and Gregory Danzig was entered into by Pipeline, Charge.com Acquisition, Inc., David Danzig and Gregory Danzig, on behalf of himself and Kauai. Pursuant to the Amendment, Gregory Danzig, Kauai and David Danzig have been provided with additional time to determine whether to exercise their rights under the Merger Agreement to sell their shares of Pipeline common stock back to Pipeline. Under the Amendment, if the Danzigs and Kauai want Pipeline to purchase all of such shares, they must notify Pipeline of such decision on or between June 15, 2007 and 5:00 p.m. (Eastern Daylight Time) on June 29, 2007 (the "Put Right"). If Gregory Danzig, Kauai or David Danzig chooses to have Pipeline repurchase the shares of Pipeline common stock issued to him or it under the Merger Agreement at the per share purchase price of $1.33825 per share ("Per Share Purchase Price"), subject to interest assessment as set forth below, then Pipeline is obligated to do so by October 30, 2007. If Gregory Danzig, Kauai and/or David Danzig (the "Selling Shareholders") exercises the Put Right in accordance with the terms of the Amendment, Pipeline must pay the Selling Shareholders in cash by October 30, 2007 the Per Share Purchase Price, plus interest, for each share of Pipeline common stock to be so repurchased. Any such payment of the Per Share Purchase Price made after June 30, 2007, will incur interest at the per annum rate of 12% as assessed on a pro rata daily basis on the date of payment. Any such payment of the Per Share Purchase Price not made prior to October 31, 2007 will incur interest at the rate of 18% per annum based on the aggregate unpaid amount until paid for in full in cash, as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of Pipeline common stock actually sold by the Selling Shareholders to Pipeline. Pipeline also has the right to purchase the Pipeline common stock owned by Gregory Danzig, Kauai and David Danzig until December 29, 2006 at a per share purchase price of $1.2625 per share.

Item 7. Material to Be Filed as Exhibits.

Exhibit A   Lock Up Agreement dated December 19, 2005 between the Issuer, David
            Danzig and Gregory Danzig. (1)

Exhibit B   Second Amendment to Agreement and Plan of Merger dated October 26,
            2006 among Pipeline Data Inc., David Danzig and Gregory Danzig. (2)

Exhibit C   Third Amendment to Agreement and Plan of Merger dated December 5,
            2006 among Pipeline Data Inc., Charge.com Acquisition, Inc., Gregory
            Danzig and David Danzig.

-------------------------------
(1)   Previously filed with the initial Schedule 13D of David Danzig.
(2)   Previously filed with Amendment No. 1 to the Schedule 13D of David Danzig


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

CUSIP NO. 724059-10-0

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2006

                                                     /s/ David Danzig
                                                     ----------------------
                                                     David Danzig

CUSIP NO. 724059-10-0

                                    EXHIBIT C

                 THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Third Amendment dated as of December 5, 2006 (this "Amendment") to that certain Agreement and Plan of Merger dated as of July 15, 2005 (as amended to date, the "Agreement") by and among the parties named below and Charge.Com, Inc., a Florida corporation (the "Company"), is entered into by and among Pipeline Data Inc., a Delaware corporation ("PPDA"), Charge.com Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of PPDA (the "Purchaser"), and Gregory Danzig and David Danzig (the "Shareholders"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.

WHEREAS, PPDA did not list the PPDA Common Stock on the Nasdaq Small Cap Market or AMEX by September 30, 2006 as required by the Agreement (including the Second Amendment to the Agreement dated as of October 26, 2006); and

WHEREAS, the Parties believe that it is in their mutual best interests to amend the Agreement on the terms and conditions set forth herein; and

WHEREAS, the Parties have agreed that the Agreement as amended is in full force and effect.

NOW, THEREFORE, in consideration of the mutual premises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged the parties hereto agree to amend the Agreement as follows:

      I. The Parties agree and acknowledge that Section 5.10 of the Agreement be amended and restated in its entirety as follows:

            5.10 Listing

            PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for $1.33825 per share ("Per Share Purchase Price") or to continue to hold such shares as quoted on the OTCBB and will inform PPDA on or between June 15th, 2007 and 5:00 PM (Eastern Daylight Time) June 29th , 2007. Should a Shareholder choose to have PPDA repurchase the shares of PPDA Common Stock issued to him or it under this Agreement at the Per Share Purchase Price (the "Put Right"), subject to interest assessment as set forth below, then PPDA shall do so by October 30, 2007. If a Shareholder exercises the Put Right in accordance with the terms of this Amendment, PPDA must purchase the PPDA Common Stock issued under the Agreement to such Shareholder and pay such Shareholder in cash by October 30, 2007 the Per Share Purchase Price, plus interest, for each share of PPDA Common Stock to be so repurchased. Any such payment of the Per Share Purchase Price made after June 30, 2007, will incur interest at the per annum rate of 12% as assessed on a pro rata daily basis on the date of payment. Any such payment of the Per Share Purchase not made prior to October 31, 2007 will incur interest at the rate of 18% per annum based on the aggregate unpaid amount until paid for in full in cash, as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA. The Parties agree that PPDA shall have a call right to purchase the Shareholders' PPDA common stock until December 29, 2006 at a per share purchase price of $1.2625 per share. In the event PPDA exercises its call right, the Parties shall close the purchase of the PPDA Common Stock shares subject to the call right (and not sold by the Danzigs between December 19, 2006 and December 29,
      2006) on December 29th , 2006. At such closing, PPDA shall pay the full purchase price for the shares purchased and the Danzigs shall deliver to PPDA the PPDA Common Stock.

CUSIP NO. 724059-10-0

      II. The Parties agree that Section 6.11 of the Agreement be amended and restated in its entirety as follows:

            6.11 Listing of PPDA Common Stock

            PPDA shall have received an unqualified written approval from Nasdaq or AMEX, as applicable, for the listing of PPDA Common Stock on the Nasdaq Small Cap Market or AMEX. Thereafter, PPDA shall use its best efforts to have the PPDA Common Stock be so listed on the earliest practicable date after receipt of such written notice of approval. Within the later of 90 days after the Closing or September 30, 2006, PPDA shall certify to the Shareholders as to whether PPDA Common Stock has been listed on the Nasdaq Small Cap Market or AMEX. Failure to provide such certification by the later of the 90th day after Closing or September 30, 2006 shall be deemed a certification that PPDA Common Stock has not been so listed. Should PPDA Common Stock not be so listed within the later of 90 days after the Closing Date or September 30, 2006, each Shareholder (acting alone) shall decide whether he or it wants PPDA to repurchase all the shares of PPDA Common Stock issued to him or it under this Agreement for the Per Share Purchase Price or to continue to hold such shares as quoted on the OTCBB and will inform PPDA on or between June 15th, 2007 and 5:00 PM (Eastern Daylight Time) June 29th , 2007. Should a Shareholder choose to exercise the Put Right, then PPDA shall repurchase the PPDA Common Stock subject to the Put Right by October 30, 2007. If a Shareholder exercises the Put Right in accordance with the terms of this Amendment, PPDA must purchase the PPDA Common Stock issued under the Agreement to the Shareholder and pay such Shareholder in cash by October 30, 2007 the Per Share Purchase Price, plus interest, for each share of PPDA Common Stock to be so repurchased. Any such payment of the Per Share Purchase Price made after June 30, 2007, will incur interest at the per annum rate of 12% as assessed on a pro rata daily basis on the date of payment. Any such payment of the Per Share Purchase not made prior to October 31, 2007 will incur interest at the rate of 18% per annum based on the aggregate unpaid amount until paid for in full in cash, as assessed on a pro rata daily basis on the date of payment. Interest will be assessed on the shares of PPDA Common Stock actually sold by the Shareholders to PPDA. The Parties agree that PPDA shall have a call right until December 29, 2006 to purchase the Shareholders' PPDA common stock at a per share purchase price of $1.2625 per share. In the event PPDA exercises its call right, the Parties shall close the purchase of the PPDA Common Stock shares subject to the call right (and not sold by the Danzigs between December 19, 2006 and December 29, 2006) on December 29th , 2006. At such closing, PPDA shall pay the full purchase price for the shares purchased and the Danzigs shall deliver to PPDA the PPDA Common Stock.

CUSIP NO. 724059-10-0

      III. In the event any Shareholder exercises the Put Right in accordance herewith and PPDA does not fully comply with any of its repurchase obligations under the Put Right, such Shareholder shall have no duty to mitigate damages (including, without limitation, by selling any PPDA Common Stock owned by such Shareholder to an unaffiliated third party or through public sale to any affiliated or unaffiliated party).

      IV. Subject to applicable federal securities laws (including, without limitation, Rule 144 under the 1933 Act), each Shareholder will be permitted, in such Shareholder's sole discretion, to sell any and all shares of PPDA Common Stock owned by such Shareholder from and after December 19, 2006. Any such shares of PPDA Common Stock sold by a Shareholder to an unaffiliated third party or parties or through public sale to any affiliated or unaffiliated party or parties, other than sales to PPDA pursuant to the Put Right hereunder, shall no longer be subject to the Put Right under this Agreement but shall not otherwise invalidate the Put Right with respect to other shares of PPDA Common Stock issued to such Shareholder under the Agreement. For the avoidance of doubt and without limiting the foregoing, if the Put Right is exercised by a Shareholder,
(x) such Shareholder shall have the right (but not the obligation) to sell any shares of PPDA Common Stock subject to the Put Right at any time prior to the time that that the Per Share Purchase Price for such shares is paid by PPDA, (y) any shares of PPDA Common Stock sold by such Shareholder pursuant to clause (x) shall no longer be subject to the Put Right and (z) clause (x) shall in no way extend the deadline for PPDA payment of the Per Share Purchase Price for shares of PPDA Common Stock still subject to the Put Right (which for the avoidance of doubt shall be no later than October 30, 2007 as provided in paragraphs I and II above).

      V. If any Shareholder sells any shares of PPDA Common Stock which would otherwise be subject to the Put Right (other than sales to PPDA pursuant to the Put Right), then (a) in the case such shares are sold at a price greater than the Per Share Purchase Price, PPDA shall not be able to offset any gain by such Shareholder against (i) the Per Share Purchase Price owed by PPDA to such Shareholder for other shares of PPDA Common Stock still subject to the Put Right upon exercise of the Put Right and (b) in the case such shares are sold at a price less than the Per Share Purchase Price, such Shareholder shall have no claim against PPDA for PPDA to pay the difference between such sale price and the Per Share Purchase Price.

      VI. Immediately upon registration of all shares of PPDA Common Stock issued in connection with the June 29, 2006 $37 million financing the CAMOFI investor group (the "$37mm financing"), PPDA will use its best efforts to register the PPDA Common Stock issued to each Shareholder under the Agreement on an applicable registration statement for resale to the public. The terms of the Registration Rights Agreement entered into between PPDA and the Shareholders at Closing shall govern the terms of the registration (other than the fact that PPDA will use its best efforts to register the shares of PPDA Common Stock rather than the registration being a piggy-back registration). PPDA's obligations under this clause shall terminate (a) with respect to a Shareholder upon PPDA's payment in full of the applicable purchase price (including interest) to such Shareholder after exercise of the Put Right by such Shareholder or (b) with respect to any particular shares of PPDA Common Stock issued to a Shareholder under the Agreement if such shares are sold by a Shareholder to an unaffiliated third party or parties or through public sale to any affiliated or unaffiliated party or parties.

      VII. PPDA shall pay all of the Shareholders' legal fees and expenses incurred as a result of PPDA Common Stock not being listed on Nasdaq or AMEX by September 30, 2006, up to a cap of $20,000. PPDA shall make payment within five business days after delivery of the invoice for the legal fees and expenses incurred.

      VIII. All other terms and provisions of the Agreement shall remain in full force and effect. The Agreement (including this Amendment) contains the final agreement among the Parties with respect to the subject matter hereof and supersedes any or all other agreements (written or oral) regarding the same subject matter.

CUSIP NO. 724059-10-0

      IX. This Amendment may be executed and delivered (including by facsimile, electronic or e-mail transmission which shall have the same effect as original signature pages) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  [remainder of page intentionally left blank]

CUSIP NO. 724059-10-0

      IN WITNESS WHEREOF, the parties hereto have entered into and signed this Amendment as of the date and year first above written.

                                           PIPELINE DATA INC.
                                           By: /s/ Macallister Smith
                                              ----------------------------------
                                           Name: Macallister Smith
                                           Title: Chief Executive Officer

                                           CHARGE.COM ACQUISITION, INC.
                                           By: /s/ Macallister Smith
                                              ----------------------------------
                                           Name: Macallister Smith
                                           Title: Chief Executive Officer

                                           SHAREHOLDERS:

                                           /s/ Gregory Danzig
                                           -------------------------------------
                                           Gregory Danzig, individually and as
                                           the duly authorized representative of
                                           Kauai Investment Holdings, LLC

                                           /s/ David Danzig
                                           -------------------------------------
                                           David Danzig